

November 29, 2012

Via E-mail
George Blankenbaker
President, Secretary and Treasurer
Stevia Corp.
7117 US 31S
Indianapolis, IN 46227

> **Re:** **Stevia Corp.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed November 28, 2012**
> **File No. 333-179745**

Dear Mr. Blankenbaker:

We have reviewed your responses to the comments in our letter dated November 14, 2012 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

General

1. We note your response to our prior comment 1 and reissue in part. We note that throughout your website you have links to your Investors section. These links include a brief statement regarding the growth of the stevia industry and indicate that additional information is provided in the Investors section. We note that your Investors section includes a link to the Opportunity section, which provides positive information about the growth and potential growth of the stevia industry. By including this link in the Investors section, it appears that this section is advertising reasons why investors should purchase shares of your common stock. Please provide an analysis of why you believe that this section should not be viewed as a sale or offering of your securities.

Prospectus Summary, page 1

Our Business, page 1

2. We note your disclosure regarding your net loss for the three month period ended September 30, 2012 on page 2. Please revise to disclose, if true, that your net loss for the six month period ended September 30, 2012 was $1,209,374.

Risk Factors, page 7

We have insignificant revenues and have incurred losses, page 7

3. We note your disclosure that for the six months ended September 30, 2012, you had an accumulated deficit of $1,209,374. Please revise to disclose, if true, that as of September 30, 2012 you had an accumulated deficit of $3,532,925.

Information with Respect to the Registrant, page 20

Background, page 21

4. We note your revised disclosure in response to our prior comment 3 that your obligation to provide $200,000 per month to the joint venture is subject to your completion of a financing or series of financing that provides you with the ability to contribute $200,000 per month. Please revise to clarify that although you and Technew Technology may believe that a project is on target to generate positive EBITDA of at least 1.5 times the investment, there is no guarantee that the project will generate any revenue.

5. We note your response to our prior comment 4 and reissue in part. Please revise to disclose the number of projects the joint venture is currently involved with and provide a brief description of each project. In addition, if any of these projects have been put on hold, reduced in scale or modified in any way due to the lack of financing since August 2012, please disclose.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3750 with any questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Via E-mail
        Saxon Peters
        Greenberg Traurig, LLP